EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Striking out of motion to certify class action against the Company

On October 25, 2017, the Company received a ruling of the Tel Aviv District Court (the Economic Department) of the same day ordering the striking out of a class action certification motion that was filed against the Company and against the controlling shareholder and directors of the Company in connection with the agreement for the acquisition of the subsidiary, D.B.S Satellite Services (1998) Ltd. (“D.B.S”) by the Company, and regarding the transaction for the continued engagement between D.B.S and SpaceCom Ltd. (with respect to such motion, see the Company’s immediate report dated July 26, 2017, Reference No. 2017-01-064357, and the description in the update to section 2.18 of the chapter containing a description of the Company’s business affairs in the quarterly report for the period ended June 30, 2017, subsection 3).

The court decided to strike out the aforementioned motion after it determined that two class action certification motions filed earlier (the “Earlier Motions”) should be preferred, and after it did not find the aforementioned motion to contain any added value to advance the class’s interest or facilitate the hearing.

For additional details regarding the Earlier Motions, see the Company’s immediate report of June 29, 2017, and the description in the update to section 2.18 of the chapter containing a description of the Company’s business affairs in its quarterly report for the period ended June 30, 2017, subsection 2. It should be noted that in accordance with a procedural arrangement approved earlier by the court, the petitioners agreed in the Earlier Motions to administer the motions jointly and they are to file a consolidated motion within 30 days.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.